Filed Pursuant to Rule 424(b)(2)
File No. 333-233483

PRICING SUPPLEMENT No. 5, dated June 2, 2021

(To prospectus, dated September 6, 2019, and

prospectus supplement, dated September 9, 2019)

TRUIST FINANCIAL CORPORATION

Medium-Term Notes, Series G (Senior)

This pricing supplement supplements the terms and conditions in the prospectus, dated September 6, 2019, as supplemented by the prospectus supplement, dated September 9, 2019 (the “prospectus supplement” and together with the prospectus, dated September 6, 2019, and all documents incorporated herein by reference therein and herein, the “prospectus”), and relates to the offering and sale of $1,000,000,000 aggregate principal amount of 1.887% Fixed-to-Floating Rate Senior Notes due June 7, 2029 (the “Notes”). Unless otherwise defined in this pricing supplement, terms used herein have the same meanings as are given to them in the prospectus.

Term	Fixed-to-Floating Rate Senior Notes
CUSIP / ISIN Nos.	89788MAE2 / US89788MAE21
Series	Series G (Senior)
Form of Note	Book-Entry
Principal Amount	$1,000,000,000
Trade Date	June 2, 2021
Original Issue Date	June 7, 2021 (T+3)
Maturity Date	June 7, 2029
Redemption Dates and Terms	Redeemable (i) in whole, but not in part, on June 7, 2028, and (ii) in whole at any time or in part from time to time, on or after April 7, 2029, at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest thereon to, but excluding, the date of redemption. We will provide 10 to 60 calendar days’ notice of redemption to the registered holder of the Notes.
Base Rate	During the Floating Rate Period, SOFR (compounded daily over a quarterly Interest Period in accordance with the specific formula described in this pricing supplement).
Distribution	Underwritten basis
Authorized Denomination	$2,000, or any amount in excess of $2,000 which is an integral multiple of $1,000
Issue Price (Dollar Amount and Percentage of Principal Amount)	$1,000,000,000/100%
Net Proceeds (Before Expenses) to the Company	$998,600,000
Fixed Rate Period	The period from, and including, the Original Issue Date to, but excluding, June 7, 2028
Floating Rate Period	The period from, and including, June 7, 2028 to, but excluding, the Maturity Date
Interest Rate	During the Fixed Rate Period, 1.887% per annum; during the Floating Rate Period, a compounded average of daily SOFR determined for each quarterly Interest Period in accordance with the specific formula described under “Supplemental Description of Notes” section below, plus the Spread.
Initial Interest Rate	Not applicable
Interest Payment Dates	With respect to the Fixed Rate Period, each June 7 and December 7, commencing December 7, 2021; with respect to the Floating Rate Period, each March 7, June 7, September 7 and December 7, commencing September 7, 2028, as further described under “Supplemental Description of Notes” section below.
Interest Periods	During the Fixed Rate Period, semiannually; during the Floating Rate Period, quarterly, as defined under “Supplemental Description of Notes” section below.
Regular Record Dates	15 calendar days prior to each interest payment date
Interest Determination Dates	For the Floating Rate Period, the date two U.S. Government Securities Business Days before each interest payment date.
Interest Reset Dates	For the Floating Rate Period, each interest payment date.
Index Source	As published by SOFR administrator
Index Maturity	Daily
Spread	+ 86.2 basis points
Spread Multiplier	Not applicable
Maximum Interest Rate	Maximum rate permitted by New York law.
Day Count	During the Fixed Rate Period, 30/360; during the Floating Rate Period, Actual/360
Minimum Interest Rate	Zero
Original Issue Discount Notes	Not applicable

The Notes are unsecured and will rank equally with our other unsecured and unsubordinated debt obligations.

The Notes are not deposits or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

Investing in the Notes involves risk. See “Supplemental Risk Factors” beginning on page PS-2 of this pricing supplement as well as “Risk Factors” beginning on page S-2 of the prospectus supplement and page 21 of our Annual Report on Form 10-K for the year ended December 31, 2020, which is incorporated herein by reference.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement, the attached prospectus supplement or the attached prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note(1)	Total
Price to Public	100.000%	$1,000,000,000
Underwriters’ Discount	0.140%	$1,400,000
Net Proceeds (Before Expenses) to Us	99.860%	$998,600,000

(1)	Plus accrued interest, if any, from June 7, 2021, if settlement occurs after that date.

We expect to deliver the Notes to investors through the book-entry delivery system of The Depository Trust Company and its direct participants on or about June 7, 2021.

Joint Book-Running Managers

Truist Securities	BofA Securities	UBS Investment Bank

Co-Managers

Academy Securities		Ramirez & Co., Inc.

June 2, 2021

SUPPLEMENTAL RISK FACTORS

The following supplemental information concerning the Notes is intended to be read in conjunction with the section entitled “Risk Factors” in the accompanying prospectus, which the following information supplements and, if there are any inconsistencies, supersedes.

Supplemental Risk Factors Relating to SOFR

The following discussion of risks should be read together with the benchmark transition provisions under “Supplemental Description of Notes—Effect of Benchmark Transition Event” below, which define and further describe a number of terms and matters referred to in these risk factors.

We or the Designee (as defined herein) (after consulting with us) will make determinations with respect to the Notes that could affect the value of and return on the Notes.

We or the Designee (after consulting with us) will make certain determinations with respect to the Notes as further described in this pricing supplement that may adversely affect the value of and return on the Notes. In particular, if a Benchmark Transition Event and related Benchmark Replacement Date occur, we or the Designee (after consulting with us) will determine the Benchmark Replacement and the Benchmark Replacement Adjustment and can make Benchmark Replacement Conforming Changes in connection with the implementation of the applicable Benchmark Replacement as described below under “Supplemental Description of Notes—Effect of Benchmark Transition Event.” Moreover, certain determinations may require the exercise of discretion and the making of subjective judgments, such as with respect to Compounded SOFR or the occurrence or non-occurrence of a Benchmark Transition Event and any Benchmark Replacement Conforming Changes. Any determination, decision or election that may be made by us or the Designee pursuant to the benchmark transition provisions set forth in this pricing supplement will, if made by us, be made in our sole discretion and, if made by the Designee, be made after consulting with us and, in each case, will become effective without consent from the holders of the Notes or any other party. The Designee that we may appoint in connection with these determinations may be our affiliate. When performing such functions, potential conflicts of interest may exist between us, our Designee and holders of the Notes. All determinations by us, in our sole discretion, or the Designee, after consulting with us, will be conclusive for all purposes and binding on us and holders of the Notes absent manifest error. In making these potentially subjective determinations, we, our Designee may have economic interests that are adverse to your interests, and such determinations may adversely affect the value of and return on the Notes.

The composition and characteristics of SOFR are not the same as those of U.S. dollar LIBOR, and SOFR is not expected to be a comparable replacement for U.S. dollar LIBOR.

In June 2017, the Federal Reserve Bank of New York’s Alternative Reference Rates Committee (the “ARRC”) announced SOFR as its recommended alternative to U.S. dollar LIBOR. However, the composition and characteristics of SOFR are not the same as those of U.S. dollar LIBOR. SOFR is a broad Treasury repo financing rate that represents overnight secured funding transactions and is not the economic equivalent of U.S. dollar LIBOR. While SOFR is a secured rate, U.S. dollar LIBOR is an unsecured rate. Also, while SOFR is currently only an overnight rate, U.S. dollar LIBOR is a forward-looking rate that represents interbank funding for a specified term. As a result, there can be no assurance that SOFR will perform in the same way as U.S. dollar LIBOR would have at any time, including, without limitation, as a result of changes in interest and yield rates in the market, bank credit risk, market volatility or global or regional economic, financial, political, regulatory, judicial or other events. For the same reasons, SOFR is not expected to be a comparable replacement for U.S. dollar LIBOR.

SOFR has a very limited history, and the future performance of SOFR cannot be predicted based on historical performance.

The publication of SOFR began in April 2018, and, therefore, it has a very limited history. In addition, the future performance of SOFR cannot be predicted based on the limited historical performance. Levels of SOFR following the occurrence of a Benchmark Transition Event and related Benchmark Replacement Date may bear little or no relation to the historical actual or historical indicative data. Prior observed patterns, if any, in the behavior of market variables and their relation to SOFR, such as correlations, may change in the future. While some pre-publication historical data have been released by the Federal Reserve Bank of New York (the “FRBNY”), such analysis inherently involves assumptions, estimates and approximations. The future performance of SOFR is impossible to predict and therefore no future performance of SOFR may be inferred from any of the historical actual or historical indicative data. Hypothetical or historical performance data are not indicative of, and have no bearing on, the potential performance of SOFR.

SOFR may be more volatile than other benchmark or market rates.

Since the initial publication of SOFR, daily changes in the rate have, on occasion, been more volatile than daily changes in other benchmark or market rates, such as three-month U.S. dollar LIBOR, during corresponding periods, and SOFR may bear little or no relation to the historical actual or historical indicative data. In addition, although changes in Compounded SOFR generally are not expected to be as volatile as changes in daily levels of SOFR, the return on and value of the Notes may fluctuate more than floating rate securities that are linked to less volatile rates.

Any failure of SOFR to gain market acceptance could adversely affect the Notes.

According to the ARRC, SOFR was developed for use in certain U.S. dollar derivatives and other financial contracts as an alternative to U.S. dollar LIBOR in part because it is considered a good representation of general funding conditions in the overnight U.S. Treasury repurchase agreement market. However, as a rate based on transactions secured by U.S. Treasury securities, it does not measure bank-specific credit risk and, as a result, is less likely to correlate with the unsecured short-term funding costs of banks. This may mean that market participants would not consider SOFR a suitable replacement or successor for all of the purposes for which U.S. dollar LIBOR historically has been used (including, without limitation, as a representation of the unsecured short-term funding costs of banks), which may, in turn, lessen market acceptance of SOFR. Any failure of SOFR to gain market acceptance could adversely affect the return on and value of the Notes and the price at which investors can sell the Notes in the secondary market.

The interest rate on the Notes for each Floating Rate Interest Period is based on a Compounded SOFR rate, which is relatively new in the marketplace.

For each Floating Rate Interest Period, the interest rate on the Notes is based on Compounded SOFR, which is calculated using the specific formula described under “—Supplemental Description of Notes,” not the SOFR rate published on or in respect of a particular date during such Floating Rate Interest Period or an arithmetic average of SOFR rates during such period. For this and other reasons, the interest rate on the Notes during any Floating Rate Interest Period will not be the same as the interest rate on other SOFR-linked investments that use an alternative basis to determine the applicable interest rate. Further, if the SOFR rate in respect of a particular date during a Floating Rate Interest Period is negative, its contribution to Compounded SOFR will be less than one, resulting in a reduction to Compounded SOFR used to calculate the interest payable on the Notes on the interest payment date for such Floating Rate Interest Period.

In addition, very limited market precedent exists for securities that use SOFR as the interest rate and the method for calculating an interest rate based upon SOFR in those precedents varies. Accordingly, the specific formula for the Compounded SOFR rate used in the Notes may not be widely adopted by other market participants, if at all. If the market adopts a different calculation method, that would likely adversely affect the market value of the Notes.

Compounded SOFR with respect to a particular Floating Rate Interest Period will only be capable of being determined near the end of the relevant Floating Rate Interest Period.

The level of Compounded SOFR applicable to a particular Floating Rate Interest Period and, therefore, the amount of interest payable with respect to such Floating Rate Interest Period will be determined on the interest determination date for such Floating Rate Interest Period. Because each such date is near the end of such Floating Rate Interest Period, you will not know the amount of interest payable with respect to a particular Floating Rate Interest Period until shortly prior to the related interest payment date and it may be difficult for you to reliably estimate the amount of interest that will be payable on each such interest payment date. In addition, some investors may be unwilling or unable to trade the Notes without changes to their information technology systems, both of which could adversely impact the liquidity and trading price of the Notes.

The secondary trading market for securities linked to SOFR may be limited.

If SOFR does not prove to be widely used as a benchmark in securities that are similar or comparable to the Notes, the trading price of the Notes may be lower than those of securities that are linked to rates that are more widely used. Similarly, market terms for securities that are linked to SOFR, including, but not limited to, the spread over the reference rate reflected in the interest rate provisions, may evolve over time, and as a result, trading prices of the Notes may be lower than those of later-issued securities that are based on SOFR. Investors in the Notes may not be able to sell the Notes at all or may not be able to sell the Notes at prices that will provide them with a yield comparable to similar investments that have a developed secondary market, and may consequently suffer from increased pricing volatility and market risk.

SOFR may be modified or discontinued.

SOFR is a relatively new rate, and the FRBNY (or a successor), as administrator of SOFR, may make methodological or other changes that could change the value of SOFR, including changes related to the method by which SOFR is calculated, eligibility criteria applicable to the transactions used to calculate SOFR, or timing related to the publication of SOFR. If the manner in which SOFR is calculated is changed, that change may result in a reduction of the amount of interest payable on the Notes, which may adversely affect the trading prices of the Notes. The administrator of SOFR may withdraw, modify, amend, suspend or discontinue the calculation or dissemination of SOFR in its sole discretion and without notice and has no obligation to consider the interests of holders of the Notes in calculating, withdrawing, modifying, amending, suspending or discontinuing SOFR.

If we or our Designee determines that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred in respect of SOFR, then the interest rate on the Notes will no longer be determined by reference to SOFR, but instead will be determined by reference to a different rate, which will be a different benchmark than SOFR, plus a spread adjustment, which we refer to as a “Benchmark Replacement,” as further described under ““—Supplemental Description of Notes.”

If a particular Benchmark Replacement or Benchmark Replacement Adjustment cannot be determined, then the next-available Benchmark Replacement or Benchmark Replacement Adjustment will apply. These replacement rates and adjustments may be selected, recommended or formulated by (i) the Relevant Governmental Body (such as the ARRC), (ii) International Swaps and Derivatives Association (“ISDA”) or (iii) in certain circumstances, us or our Designee. In addition, the terms of the Notes expressly authorize us or our Designee to make Benchmark Replacement Conforming Changes with respect to, among other things, changes to the definition of “Floating Rate Interest Period”, the timing and frequency of determining rates and making payments of interest and other administrative matters. The determination of a Benchmark Replacement, the calculation of the interest rate on the Notes by reference to a Benchmark Replacement (including the application of a Benchmark Replacement Adjustment), any implementation of Benchmark Replacement Conforming Changes and any other determinations, decisions or elections that may be made under the terms of the Notes in connection with a Benchmark Transition Event could adversely affect the value of the Notes, the return on the Notes and the price at which you can sell such Notes.

In addition, (i) the composition and characteristics of the Benchmark Replacement will not be the same as those of SOFR, the Benchmark Replacement may not be the economic equivalent of SOFR, there can be no assurance that the Benchmark Replacement will perform in the same way as SOFR would have at any time and there is no guarantee that the Benchmark Replacement will be a comparable substitute for SOFR (each of which means that a Benchmark Transition Event could adversely affect the value of the Notes, the return on the Notes and the price at which you can sell the Notes), (ii) any failure of the Benchmark Replacement to gain market acceptance could adversely affect the Notes, (iii) the Benchmark Replacement may have a very limited history and the future performance of the Benchmark Replacement cannot be predicted based on historical performance, (iv) the secondary trading market for Notes linked to the Benchmark Replacement may be limited and (v) the administrator of the Benchmark Replacement may make changes that could change the value of the Benchmark Replacement or discontinue the Benchmark Replacement and has no obligation to consider your interests in doing so.

The price at which the Notes may be sold prior to maturity will depend on a number of factors and may be substantially less than the amount for which they were originally purchased.

Some of these factors include, but are not limited to: (i) actual or anticipated changes in the level of SOFR, (ii) volatility of the level of SOFR, (iii) changes in interest and yield rates, (iv) any actual or anticipated changes in our credit ratings or credit spreads and (v) the time remaining to maturity of such Notes. Generally, the longer the time remaining to maturity and the more tailored the exposure, the more the market price of the Notes will be affected by the other factors described in the preceding sentence. This can lead to significant adverse changes in the market price of securities like the Notes. Depending on the actual or anticipated level of SOFR, the market value of the Notes is expected to decrease and you may receive substantially less than 100% of the issue price if you are able to sell your Notes prior to maturity.

Supplemental Risk Factors Relating to Redemption

The Notes have early redemption risk.

We have the option to redeem the Notes, (i) in whole, but not in part, on June 7, 2028, and (ii) in whole at any time or in part from time to time, on or after April 7, 2029, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption, with 10 to 60 calendar days’ notice of redemption of the registered holder of the Notes. It is more likely that we will redeem the Notes prior to the stated maturity date to the extent that the interest payable on such Notes is greater than the interest that would be payable on other instruments of ours of a comparable maturity, of comparable terms and of a comparable credit rating trading in the market. If the Notes are redeemed prior to the stated maturity date, you may have to re-invest the proceeds in a lower interest rate environment.

SUPPLEMENTAL DESCRIPTION OF NOTES

The following supplemental description of the Notes supplements and, to the extent inconsistent therewith, replaces the description of the general terms and provisions of our medium-term notes set forth in the accompanying prospectus under the heading “Description of Notes.” It is important for you to consider the information contained in this pricing supplement and in the accompanying prospectus before making your investment decision with respect to the Notes.

When Interest with Respect to the Fixed Rate Period Is Paid

For the Fixed Rate Period, we will pay interest on the Notes at a rate of 1.887% per annum, payable semiannually in arrears on June 7 and December 7 of each year, commencing on December 7, 2021 (each a, “fixed rate interest payment date”). The last fixed rate interest payment date for the fixed rate period will be June 7, 2028. If any fixed rate interest payment date falls on a day that is not a business day, the interest payment will be made on the next day that is a business day, and no interest will accrue for the period from and after the scheduled fixed rate interest payment date. If the maturity date or a redemption date for the Notes falls on a day that is not a business day, the payment of interest and principal will be made on the next succeeding business day, but no additional interest shall accrue and be paid unless we fail to make payment on such next succeeding business day.

For the Fixed Rate Period, interest on the Notes will be computed and paid on the basis of a 360-day year of twelve 30-day months.

When Interest with Respect to the Floating Rate Period Is Paid

For the Floating Rate Period, we will pay interest quarterly in arrears on March 7, June 7, September 7 and December 7 of each year, commencing on September 7, 2028 (each, a “floating rate interest payment date”). If any floating rate interest payment date falls on a day that is not a business day, we will postpone such interest payment date to the next succeeding business day (and interest thereon will continue to accrue to but excluding such succeeding business day), unless the next succeeding business day is in the next succeeding calendar month, in which case such floating rate interest payment date shall be the immediately preceding business day and interest shall accrue to but excluding such preceding business day. If the maturity date or a redemption date for the Notes would fall on a day that is not a business day, the payment of interest and principal will be made on the next succeeding business day, but no additional interest shall accrue and be paid unless we fail to make payment on such next succeeding business day.

As further described herein, on each interest determination date relating to the applicable floating rate interest payment date, the calculation agent will calculate the amount of accrued interest payable on the Notes for each Floating Rate Interest Period by multiplying (i) the outstanding principal amount of the Notes by (ii) the product of (a) the interest rate for the relevant Floating Rate Interest Period multiplied by (b) the quotient of the actual number of calendar days in such Observation Period divided by 360.

The term “Interest Period” means a Fixed Rate Interest Period or a Floating Rate Interest Period. A “Fixed Rate Interest Period” refers to, during the Fixed Rate Period, the period commencing on any fixed rate interest payment date (and with respect to the initial Fixed Rate Interest Period only, commencing on the issue date of the Notes) to, but excluding, the next succeeding fixed rate interest payment date. A “Floating Rate Interest Period” refers to, during the Floating Rate Period, the period commencing on any floating rate interest payment date (or, with respect to the initial Floating Rate Interest Period only, commencing on June 7, 2028) to, but excluding, the next succeeding floating rate interest payment date. In the case of the interest payment at maturity, the Floating Rate Interest Period refers to the period from and including the floating rate interest payment date immediately preceding the maturity date to, but excluding such maturity date. In the event of an optional redemption, the applicable Interest Period with respect to the Notes called for redemption will run to, but excluding, the redemption date.

Secured Overnight Financing Rate

The Secured Overnight Financing Rate (“SOFR”) is published by the Federal Reserve Bank of New York and is intended to be a broad measure of the cost of borrowing cash overnight collateralized by U.S. Treasury securities.

The Federal Reserve Bank of New York notes on its publication page for SOFR that use of SOFR is subject to important limitations, indemnification obligations and disclaimers, including that the Federal Reserve Bank of New York may alter the methods of calculation, publication schedule, rate revision practices or availability of SOFR at any time without notice.

Compounded SOFR

The interest rate on the Notes for each Floating Rate Interest Period (the “Floating Interest Rate”) will be equal to Compounded SOFR (as defined herein) plus a spread of 86.2 basis points. “Compounded SOFR” will be determined by the calculation agent in accordance with the following formula:

where:

“d0,” for any Observation Period, is the number of U.S. Government Securities Business Days in the relevant Observation Period;

“i” is a series of whole numbers from one to d0, each representing the relevant U.S. Government Securities Business Day in chronological order from, and including, the first U.S. Government Securities Business Day in the relevant Observation Period;

“SOFRi,” for any U.S. Government Securities Business Day “i” in the relevant Observation Period, is equal to SOFR in respect of that day “i”;

“ni,” for any U.S. Government Securities Business Day “i” in the relevant Observation Period, is the number of calendar days from, and including, such U.S. Government Securities Business Day “i” to, but excluding, the following U.S. Government Securities Business Day (“i+1”); and

“d” is the number of calendar days in the relevant Observation Period.

For these calculations, the daily SOFR in effect on any U.S. Government Securities Business Day will be the applicable SOFR as reset on that date.

For purposes of determining Compounded SOFR, “SOFR” means, with respect to any U.S. Government Securities Business Day:

(1) the Secured Overnight Financing Rate published for such U.S. Government Securities Business Day as such rate appears on the Federal Reserve Bank of New York’s Website at 3:00 p.m. (New York time) on the immediately following U.S. Government Securities Business Day (the “SOFR Determination Time”); or

(2) if the rate specified in (1) above does not so appear, unless both a Benchmark Transition Event and its related Benchmark Replacement Date have occurred, the Secured Overnight Financing Rate as published in respect of the first preceding U.S. Government Securities Business Day for which the Secured Overnight Financing Rate was published on the Federal Reserve Bank of New York’s Website.

Notwithstanding the foregoing paragraph, if we, in our sole and absolute discretion, or our Designee determines on or prior to the relevant interest determination date that a Benchmark Transition Event and its related Benchmark Replacement Date (each as defined below) have occurred with respect to Compounded SOFR then we shall provide written notice to the trustee, paying agent and calculation agent and the provisions set forth below under the heading “—Effect of Benchmark Transition Event,” which we refer to as the “benchmark transition provisions,” will thereafter apply to all determinations, calculations and quotations made or obtained for the purposes of calculating the Floating Interest Rate and the Floating Interest Amount (each as defined below) payable on the Notes during a relevant Floating Rate Interest Period. In accordance with the benchmark transition provisions, after a Benchmark Transition Event and its related Benchmark Replacement Date have occurred, the Floating Interest Rate that will be payable for each Floating Rate Interest Period will be a per annum rate equal to the sum of the Benchmark Replacement (as defined below) and the spread. The trustee, paying agent and the calculation agent, unless any of them has agreed in writing to act as the Designee and accept the responsibilities referenced in (i), (ii), (iii) and (iv) below, are not responsible in any way for (i) determining a replacement rate for Compounded SOFR, (ii) monitoring the designation of a replacement rate, (iii) determining that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred, or (iv) determining whether or what changes to Compounded SOFR are necessary or advisable, if any, in connection with any of the foregoing. The trustee, paying agent and the calculation agent shall not be under any duty to succeed to, assume or otherwise perform any of our duties or duties of any Designee, or to appoint a successor or replacement Designee in the event of a Designee’s resignation or removal, or to remove and replace any Designee in the event of a default, breach or failure of performance on the part of the Designee with respect to its duties and obligations under the terms of the Notes. We will deliver to the calculation agent, prior to the issuance of any Notes, copies of the proposed forms of such Notes, including copies of the terms and conditions relating to the determination of the applicable interest rate. In the event that the calculation agent has determined or has been notified that Compounded SOFR or the then-current designated Benchmark is not available on an interest determination date, then unless the calculation agent is notified of a Benchmark Replacement in accordance with the provisions of the terms of the Notes at least one day prior to the applicable interest determination date, the calculation agent shall use the interest rate in effect for the immediately prior Interest Period.

If the calculation agent determines, following consultation with us, that there is no clear market consensus as to whether any rate has replaced Compounded SOFR in customary market usage, (A) U.S. Bank National Association, or any other entity appointed as calculation agent in the applicable pricing supplement or pricing supplement, shall have the right to resign as calculation agent in respect of the Notes and (B) we will appoint, in our sole discretion, a new calculation agent to replace U.S. Bank National Association, or any other entity appointed as calculation agent in the applicable pricing supplement or pricing supplement, solely in its role as calculation agent in respect of the Notes, to act as the calculation agent in respect of the Notes.

The calculation agent will, as soon as practicable after the determination of the Floating Interest Rate for each Floating Rate Interest Period in respect of the Notes, calculate the amount of interest (the “Floating Interest Amount”) payable in respect of each Note for such Floating Rate Interest Period. The Floating Interest Amount will be calculated by applying the Floating Interest Rate for such Floating Rate Interest Period to the principal amount of such Note, multiplying the product by the actual number of days in such Floating Rate Interest Period (the “Number of Days”) divided by 360 and rounding the resulting figure to the nearest cent (half a cent being rounded upwards). The interest rate on the Notes will in no event be lower than zero.

All determinations, calculations and quotations made or obtained for the purposes of calculating the Floating Interest Rate and the Floating Interest Amount, whether by the calculation agent or us, will, in the absence of gross negligence, willful misconduct or manifest error, be binding on us, the calculation agent, the paying agent(s), the trustee and all holders of the Notes.

We will, or will arrange for the calculation agent to, cause the Floating Interest Rate, the Number of Days, the Floating Interest Amount for each Floating Rate Interest Period in respect of the Notes and the relevant record date and interest payment date to be notified to the trustee and DTC, and such information will be notified or published to the holders of the Notes through DTC or through another reasonable manner as soon as possible after their determination. The interest payment date so notified or published may subsequently be amended.

Effect of Benchmark Transition Event

Benchmark Replacement. If we or the Designee determines that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred prior to the Reference Time in respect of any determination of the Benchmark on any date, the Benchmark Replacement will replace the then-current Benchmark for all purposes relating to the Notes in respect of such determination on such date and all determinations on all subsequent dates.

Benchmark Replacement Conforming Changes. In connection with the implementation of a Benchmark Replacement, we or the Designee will have the right to make Benchmark Replacement Conforming Changes from time to time.

Decisions and Determinations; Records. Any determination, decision or election that may be made by us or the Designee pursuant to the benchmark transition provisions set forth herein, and any decision to take or refrain from taking any action or any selection:

•	will be conclusive and binding absent manifest error;

•	if made by us, will be made in our sole discretion;

•	if made by the Designee, will be made after consultation with us, and the Designee will not make any such determination, decision or election to which we object; and

•	shall become effective without consent from the holders of the relevant Notes or any other party.

We may designate an entity (the “Designee”), which may be our affiliate, but which shall not be the calculation agent, trustee or paying agent unless otherwise agreed by such agent in writing, to make any determination, decision or election that we have the right to make in connection with these benchmark transition provisions set forth in this pricing supplement and the prospectus. Any determination, decision or election pursuant to the benchmark transition provisions not made by the Designee will be made by us on the basis as described above. The Designee shall have no liability for not making any such determination, decision or election.

Certain Defined Terms. As used herein:

“Benchmark” means, initially, Compounded SOFR; provided that if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to Compounded SOFR (or the published daily SOFR used in the calculation thereof) or the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement.

“Benchmark Replacement” means the first alternative set forth in the order below that can be determined by us or the Designee (after consulting with us) producing a commercially reasonable result as of the Benchmark Replacement Date:

(1)

the sum of: (a) the alternate rate that has been selected or recommended by the Relevant Governmental Body as the replacement for the then-current Benchmark for the applicable Corresponding Tenor (if any) and (b) the Benchmark Replacement Adjustment;

(2)	the sum of: (a) the ISDA Fallback Rate and (b) the Benchmark Replacement Adjustment; and

(3)

the sum of: (a) the alternate rate that has been selected by us or the Designee (after consulting with us) as the replacement for the then-current Benchmark for the applicable Corresponding Tenor giving due consideration to any industry-accepted rate as a replacement for the then-current Benchmark for U.S. dollar-denominated floating rate securities at such time and (b) the Benchmark Replacement Adjustment.

“Benchmark Replacement Adjustment” means the first alternative set forth in the order below that can be determined by us or the Designee (after consulting with us) as of the Benchmark Replacement Date:

(1)

the spread adjustment (which may be a positive or negative value or zero) that has been selected or recommended by the Relevant Governmental Body or determined by us or the Designee (after consulting with us) in accordance with the method for calculating or determining such spread adjustment that has been selected or recommended by the Relevant Governmental Body, in each case, for the applicable Unadjusted Benchmark Replacement;

(2)	if the applicable Unadjusted Benchmark Replacement is equivalent to the ISDA Fallback Rate, then the ISDA Fallback Adjustment; and

(3)

the spread adjustment (which may be a positive or negative value or zero) that has been selected by the Designee (after consulting with us) or by us giving due consideration to any industry-accepted spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of the then-current Benchmark with the applicable Unadjusted Benchmark Replacement for U.S. dollar-denominated floating rate securities at such time.

“Benchmark Replacement Conforming Changes” means, with respect to any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “Floating Rate Interest Period,” timing and frequency of determining rates and making payments of interest, rounding of amounts of tenors and other administrative matters) that we or the Designee decides may be appropriate to reflect the adoption of such Benchmark Replacement in a manner substantially consistent with market practice (or, if we or the Designee decides that adoption of any portion of such market practice is not administratively feasible or if we or the Designee determines that no market practice for use of the Benchmark Replacement exists, in such other manner as we or the Designee determines is reasonably necessary).

“Benchmark Replacement Date” means the earliest to occur of the following events with respect to the then-current Benchmark:

(1)

in the case of clause (1) or (2) of the definition of “Benchmark Transition Event,” the later of (a) the date of the public statement or publication of information referenced therein and (b) the date on which the administrator of the Benchmark permanently or indefinitely ceases to provide the Benchmark; or

(2)	in the case of clause (3) of the definition of “Benchmark Transition Event,” the date of the public statement or publication of information referenced therein.

For the avoidance of doubt, if the event giving rise to the Benchmark Replacement Date occurs on the same day as, but earlier than, the Reference Time in respect of any determination, the Benchmark Replacement Date will be deemed to have occurred prior to the Reference Time for such determination.

“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Benchmark:

(1)

a public statement or publication of information by or on behalf of the administrator of the Benchmark announcing that such administrator has ceased or will cease to provide the Benchmark, permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark;

(2)	a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark, the central bank for the currency of the Benchmark, an insolvency official with jurisdiction over the administrator for the Benchmark, a resolution authority with jurisdiction over the administrator for the Benchmark or a court or an entity with similar insolvency or resolution authority over the administrator for the Benchmark, which states that the administrator of the Benchmark has ceased or will cease to provide the Benchmark permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark; or

(3)	a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark announcing that the Benchmark is no longer representative.

“Corresponding Tenor” with respect to a Benchmark Replacement means a tenor (including overnight) having approximately the same length (disregarding business day adjustment) as the applicable tenor for the then-current Benchmark.

“Federal Reserve Bank of New York’s Website” means the website of the Federal Reserve Bank of New York at http://www.newyorkfed.org, or any successor source. The foregoing Internet website is an inactive textual reference only, meaning that the information contained on the website is not part of this pricing supplement or the prospectus and is not incorporated in this pricing supplement or the prospectus by reference.

“ISDA Definitions” means the 2006 ISDA Definitions published by the International Swaps and Derivatives Association, Inc. or any successor thereto, as amended or supplemented from time to time, or any successor definitional booklet for interest rate derivatives published from time to time.

“ISDA Fallback Adjustment” means the spread adjustment (which may be a positive or negative value or zero) that would apply for derivatives transactions referencing the ISDA Definitions to be determined upon the occurrence of an index cessation event with respect to the Benchmark for the applicable tenor.

“ISDA Fallback Rate” means the rate that would apply for derivatives transactions referencing the ISDA Definitions to be effective upon the occurrence of an index cessation date with respect to the Benchmark for the applicable tenor excluding the applicable ISDA Fallback Adjustment.

“Observation Period” with respect of each Floating Rate Interest Period, the period from, and including, the date two U.S. Government Securities Business Days preceding the first date in such Floating Rate Interest Period to, but excluding, the date two U.S. Government Securities Business Days preceding the interest payment date for such Floating Rate Interest Period.

“Reference Time” with respect to any determination of the Benchmark means (1) if the Benchmark is Compounded SOFR, the SOFR Determination Time, and (2) if the Benchmark is not Compounded SOFR, the time determined by us or the Designee (after consulting with us) in accordance with the Benchmark Replacement Conforming Changes.

“Relevant Governmental Body” means the Federal Reserve and/or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Federal Reserve and/or the Federal Reserve Bank of New York or any successor thereto.

“SOFR” with respect to any day means the secured overnight financing rate published for such day by the Federal Reserve Bank of New York, as the administrator of the benchmark (or a successor administrator), on the Federal Reserve Bank of New York’s Website.

“U.S. Government Securities Business Day” means any day other than a Saturday, a Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

“Unadjusted Benchmark Replacement” means the Benchmark Replacement excluding the Benchmark Replacement Adjustment.

Additional Information About SOFR. As further described herein, calculating the Floating Interest Rate and the Floating Interest Amount may, in certain circumstances, be determined by reference to Compounded SOFR.

SOFR is published by the Federal Reserve Bank of New York (the “FRBNY”) and is intended to be a broad measure of the cost of borrowing cash overnight collateralized by U.S. Treasury securities. FRBNY reports that SOFR includes all trades in the Broad General Collateral Rate, plus bilateral Treasury repurchase agreement (“repo”) transactions cleared through the delivery-versus-payment service offered by the Fixed Income Clearing Corporation (the “FICC”), a subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). SOFR is filtered by FRBNY to remove a portion of the foregoing transactions considered to be “specials.” According to FRBNY, “specials” are repos for specific-issue collateral which take place at cash-lending rates below those for general collateral repos because cash providers are willing to accept a lesser return on their cash in order to obtain a particular security.

FRBNY reports that SOFR is calculated as a volume-weighted median of transaction-level tri-party repo data collected from The Bank of New York Mellon, which currently acts as the clearing bank for the tri-party repo market, as well as General Collateral Finance Repo transaction data and data on bilateral U.S. Treasury repo transactions cleared through the FICC’s delivery-versus-payment service. FRBNY notes that it obtains information from DTCC Solutions LLC, an affiliate of DTCC.

If data for a given market segment were unavailable for any day, then the most recently available data for that segment would be utilized, with the rates on each transaction from that day adjusted to account for any change in the level of market rates in that segment over the intervening period. SOFR would be calculated from this adjusted prior day’s data for segments where current data were unavailable, and unadjusted data for any segments where data were available. To determine the change in the level of market rates over the intervening period for the missing market segment, the FRBNY would use information collected through a daily survey conducted by its trading desk of primary dealers’ repo borrowing activity.

FRBNY currently publishes SOFR daily on its website at https://apps.newyorkfed.org/markets/autorates/sofr. Information contained in the publication page for SOFR is not incorporated by reference in, and should not be considered part of, this pricing supplement or the prospectus. FRBNY states on its publication page for SOFR that use of SOFR is subject to important disclaimers, limitations and indemnification obligations, including that FRBNY may alter the methods of calculation, publication schedule, rate revision practices or availability of SOFR at any time without notice.

Each U.S. Government Securities Business Day, the FRBNY publishes SOFR on its website at approximately 8:00 a.m., New York City time. If errors are discovered in the transaction data provided by The Bank of New York Mellon or DTCC Solutions LLC, or in the calculation process, subsequent to the initial publication of SOFR but on that same day, SOFR and the accompanying summary statistics may be republished at approximately 2:30 p.m., New York City time. Additionally, if transaction data from The Bank of New York Mellon or DTCC Solutions LLC had previously not been available in time for publication, but became available later in the day, the affected rate or rates may be republished at around this time. Rate revisions will only be effected on the same day as initial publication and will only be republished if the change in the rate exceeds one basis point. Any time a rate is revised, a footnote to the FRBNY’s publication would indicate the revision. This revision threshold will be reviewed periodically by the FRBNY and may be changed based on market conditions.

Because SOFR is published by FRBNY based on data received from other sources, we have no control over its determination, calculation or publication.

FRBNY started publishing SOFR in April 2018. FRBNY has also published historical indicative Secured Overnight Financing Rates dating back to 2014, although such historical indicative data inherently involves assumptions, estimates and approximations. Investors should not rely on such historical indicative data or on any historical changes or trends in SOFR as an indicator of the future performance of SOFR.

Neither the FRBNY’s website, nor any of the information or materials available thereon, are incorporated by reference into this pricing supplement or the prospectus.

USE OF PROCEEDS

We intend to use the net proceeds from the sale of the Notes for general corporate purposes, which may include the acquisition of other companies, repurchasing outstanding shares of our common stock, repayment of maturing obligations and refinancing of outstanding indebtedness and extending credit to, or funding investments in, our subsidiaries. The precise amounts and timing of our use of the net proceeds will depend upon our and our subsidiaries’ funding requirements and the availability of other funds. Pending our use of the net proceeds from the sale of the Notes as described above, we will use the net proceeds to reduce our short-term indebtedness or for temporary investments.

SUPPLEMENTAL INFORMATION CONCERNING THE PLAN OF DISTRIBUTION

We have entered into a syndicated underwriting agreement, dated June 2, 2021 (the “terms agreement”), with the underwriters named below. Subject to the terms and conditions set forth in the terms agreement, we have agreed to sell to the underwriters, and the underwriters have agreed, severally and not jointly, to purchase, the principal amount of Notes set forth opposite their respective names below:

Underwriter	Principal Amount of Notes
Truist Securities, Inc.	$470,000,000
BofA Securities, Inc.	250,000,000
UBS Securities LLC	250,000,000
Academy Securities, Inc.	15,000,000
Samuel A. Ramirez & Company, Inc.	15,000,000

Total	$1,000,000,000

We have been advised by the underwriters that they propose initially to offer the Notes to the public at the public offering price set forth on page one of this pricing supplement. After the initial public offering, the public offering price may be changed from time to time.

The Notes are a new issue of securities with no established trading market. The underwriters have advised us that they intend to make a market in the Notes, as applicable laws and regulations permit, but the underwriters are not obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of any trading market for these Notes.

The terms agreement provides that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters will purchase all the Notes if any are purchased.

The underwriters expect to deliver the Notes to purchasers on or about June 7, 2021, which will be the third business day following the date of pricing of the Notes (such settlement cycle being herein referred to as “T + 3”). Under Rule 15c6-1 of the Securities and Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the second business day before the delivery of the Notes will be required, by virtue of the fact that the Notes initially will settle in T + 3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to the second business day before the delivery of the Notes should consult their own advisor.

To facilitate the offering of these Notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of these Notes. Specifically, the underwriters may overallot in connection with any offering of these Notes, creating a short position in these Notes for their own accounts. In addition, to cover overallotments or to stabilize the price of these Notes, the underwriters may bid for, and purchase, these Notes in the open market. Finally, in any offering through a syndicate of underwriters, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing these Notes in the offering if the syndicate repurchases previously distributed Notes in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of these Notes above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act, or to contribute to payments made in respect of those liabilities. We have also agreed to reimburse the underwriters for specified expenses.

We estimate that the total offering expenses for the Notes, excluding the underwriters’ discount, will be approximately $1.5 million.

In the course of their business, the underwriters and certain of their affiliates have engaged and may in the future engage in commercial banking and/or investment banking transactions with us and with our affiliates. The underwriters and their affiliates may also be customers of, engage in transactions with and perform services for us, including our subsidiaries, in the ordinary course of business. They have received and may continue to receive customary fees and commissions for these transactions.

In the ordinary course of their various business activities, the underwriters and their respective affiliates have made or held, and may in the future make or hold, a broad array of investments including serving as counterparties to certain derivative and hedging arrangements, and may have actively traded, and, in the future may actively trade, debt and equity securities (or related derivative securities), and financial instruments (including bank loans) for their own account and for the accounts of their customers and may have in the past and at any time in the future hold long and short positions in such securities and instruments. Such investment and securities activities may have involved, and in the future may involve, our securities and instruments.

If any of the underwriters or their affiliates have a lending relationship with us, certain of those underwriters or their affiliates routinely hedge, and certain other of those underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, these underwriters and their affiliates would hedge such exposure by entering into transactions, which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the Notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the Notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Conflicts of Interest

Our affiliate, Truist Securities, Inc., is a participating joint book-running manager. Because Truist Securities, Inc. has a conflict of interest pursuant to Financial Industry Regulatory Authority (“FINRA”), this offering is being conducted in compliance with FINRA Rule 5121. Under FINRA Rule 5121, any underwriter who is subject to the rule will not be permitted to sell any Notes to an account over which it exercises discretionary authority without the prior written approval of the customer to which the account relates.

Notice to Prospective Investors in the European Economic Area

None of this pricing supplement, the attached prospectus supplement or the attached prospectus is a prospectus for the purposes of the Prospectus Regulation (as defined below). This pricing supplement, the attached prospectus supplement and the attached prospectus have been prepared on the basis that any offer of Notes in any Member State of the European Economic Area (the “EEA”) will only be made to a legal entity which is a qualified investor under the Prospectus Regulation (“Qualified Investors”). Accordingly any person making or intending to make an offer in that Member State of Notes which are the subject of the offering contemplated in this pricing supplement, the attached prospectus supplement and the attached prospectus may only do so with respect to Qualified Investors. Neither we nor the underwriters have authorized, nor do we or they authorize, the making of any offer of Notes other than to Qualified Investors. The expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

PROHIBITION OF SALES TO EEA RETAIL INVESTORS — The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Regulation. Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

Notice to Prospective Investors in the United Kingdom

PROHIBITION OF SALES TO UNITED KINGDOM RETAIL INVESTORS — The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018, as amended by the European Union (Withdrawal Agreement) Act 2020 (“EUWA”); or (ii) a customer within the meaning of the provisions of the United Kingdom’s Financial Services and Markets Act 2000, as amended (the “FSMA”) and any rules or regulations made under the FSMA to implement the Insurance Distribution Directive, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law of the United Kingdom by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of the Prospectus Regulation as it forms part of domestic law of the United Kingdom by virtue of the EUWA. Consequently no key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law of the United Kingdom by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the United Kingdom has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the United Kingdom may be unlawful under the UK PRIIPs Regulation.

The communication of this pricing supplement, the attached prospectus supplement, the attached prospectus and any other document or materials relating to the issue of the Notes offered hereby is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the FSMA. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom who have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), or who fall within Article 49(2)(a) to (d) of the Financial Promotion Order, or who are any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “relevant persons”). In the United Kingdom, the Notes offered hereby are only available to, and any investment or investment activity to which this pricing supplement, the attached prospectus supplement and the attached prospectus relates will be engaged in only with, relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this pricing supplement, the attached prospectus supplement or the attached prospectus or any of their contents.

Selling Restrictions

Canada

The Notes may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103

Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the Notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this pricing supplement, the attached prospectus supplement or the attached prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the agents are not required to comply with the disclosure requirements of NI 33-105 regarding the agent conflicts of interest in connection with this offering.

European Economic Area

Prohibition of Sales to EEA Retail Investors

The Notes may not be offered, sold or otherwise made available to any retail investor in the EEA. For the purposes of this provision:

(a)	the expression “retail investor” means a person who is one (or more) of the following:

(i)	a retail client as defined in point (11) of Article 4(1) of MiFID II; or

(ii)	a customer within the meaning of the Insurance Distribution Directive, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or

(iii)	not a qualified investor as defined in the Prospectus Regulation; and

(b)

the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe for the Notes.

United Kingdom

Prohibition of Sales to United Kingdom Retail Investors

The Notes may not be offered, sold or otherwise made available to any retail investor in the United Kingdom. For the purposes of this provision:

(a)	the expression “retail investor” means a person who is one (or more) of the following:

(i)	a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law of the United Kingdom by virtue of the EUWA; or

(ii)

a customer within the meaning of the provisions of the FSMA and any rules or regulations made under the FSMA to implement the Insurance Distribution Directive, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law of the United Kingdom by virtue of the EUWA; or

(iii)	not a qualified investor as defined in Article 2 of the Prospectus Regulation as it forms part of domestic law of the United Kingdom by virtue of the EUWA; and

(b)

the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe for the Notes.

Other Regulatory Restrictions in the United Kingdom

Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of the Notes may only be communicated or caused to be communicated in circumstances in which Section 21(1) of the FSMA does not apply to us.

All applicable provisions of the FSMA must be complied with in respect to anything done by any person in relation to the Notes in, from or otherwise involving the United Kingdom.

Hong Kong

Each agent represents and agrees that:

(a)

it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any Notes other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under the SFO; or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong (the ”C(WUMP)O”) or which do not constitute an offer to the public within the meaning of the C(WUMP)O; and

(b)

it has not issued or had in its possession for the purposes of issue and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the SFO and any rules made under the SFO.

Japan

The Notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended, the “FIEL”), and the Notes have not been offered or sold, directly or indirectly, and will not be offered or sold, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to, or for the account or benefit of, others for reoffering or resale, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines promulgated by the relevant Japanese governmental or regulatory authorities. For purposes of this paragraph “resident of Japan” means any person resident in Japan, including any corporation or other entity incorporated or organized under the laws of Japan.

Singapore

This pricing supplement, the attached prospectus supplement and the attached prospectus have not been and will not be registered as a prospectus under the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”) by the Monetary Authority of Singapore, and the offer of the Notes in Singapore is made primarily pursuant to the exemptions under Sections 274 and 275 of the SFA. Accordingly, this pricing supplement, the attached prospectus supplement, the attached prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase of the Notes may not be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the SFA) (an “Institutional Investor”) pursuant to Section 274 of the SFA, (ii) to an accredited investor (as defined in Section 4A of the SFA) (an “Accredited Investor”) or other relevant person (as defined in Section 275(2) of the

SFA) (a “Relevant Person”) and pursuant to Section 275(1) of the SFA, or to any person pursuant to an offer referred to in Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA and (where applicable) Regulation 3 of the Securities and Futures (Classes of Investors) Regulations 2018, or (iii) otherwise pursuant to, and in accordance with, the conditions of any other applicable exemption or provision of the SFA.

It is a condition of the offer that where the Notes are subscribed for or acquired pursuant to an offer made in reliance on Section 275 of the SFA by a Relevant Person which is:

(a)

a corporation (which is not an Accredited Investor), the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an Accredited Investor; or

(b)	a trust (where the trustee is not an Accredited Investor), the sole purpose of which is to hold investments and each beneficiary of the trust is an individual who is an Accredited Investor,

the securities and securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation and the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within 6 months after that corporation or that trust has subscribed for or acquired the Notes except:

(i)

to an Institutional Investor, or an Accredited Investor or other Relevant Person, or which arises from an offer referred to in Section 275(1A) of the SFA (in the case of that corporation) or Section 276(4)(i)(B) of the SFA (in the case of that trust);

(ii)	where no consideration is or will be given for the transfer;

(iii)	where the transfer is by operation of law;

(iv)	as specified in Section 276(7) of the SFA; or

(v)	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Singapore Securities and Futures Act Product Classification – Solely for the purposes of our obligations pursuant to Sections 309B(1)(a) and 309B(1)(c) of the SFA, we have determined, and hereby notify all relevant persons (as defined in Section 309A of the SFA) that the Notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and “Excluded Investment Products” (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Switzerland

This pricing supplement is not intended to constitute an offer or solicitation to purchase or invest in the Notes. The Notes may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act of June 15, 2018 (the “FinSA”) and no application has or will be made to admit the Notes to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this pricing supplement nor any other offering or marketing material relating to the Notes constitutes a prospectus pursuant to the FinSA, and neither this pricing supplement nor any other offering or marketing material relating to the Notes may be publicly distributed or otherwise made publicly available in Switzerland.

LEGAL MATTERS

Certain legal matters will be passed upon for us by Ellen M. Fitzsimmons, Senior Executive Vice President, Chief Legal Officer, Head of Enterprise Diversity, and Corporate Secretary of Truist Financial Corporation, and Keith L. Thornton, Deputy General Counsel—Corporate and Employment of Truist Financial Corporation, and Squire Patton Boggs (US) LLP. Ms. Fitzsimmons and Mr. Thornton will rely upon the opinion of Squire Patton Boggs (US) LLP as to matters of New York law. As of the date of this pricing supplement, Ms. Fitzsimmons and Mr. Thornton each beneficially owns, or has the right to acquire, an aggregate of less than 1% of Truist Financial Corporation’s common stock. Certain legal matters will be passed upon for the underwriters by Sidley Austin LLP, New York, New York.